Exhibit 99.1

MOGU Announces Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

HANGZHOU, China, May 30, 2019 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading online fashion and lifestyle destination in China, today announced its unaudited financial results for the fourth quarter and fiscal year 2019 ended March 31, 2019.

Fourth Quarter and Fiscal Year 2019 Highlights

•	Gross Merchandise Value (GMV1) for the twelve-month period ended March 31, 2019 was RMB17,408 million (US$2,593.9 million2), an increase of 18.7% year-over-year.

•

Total revenues for the fourth quarter were RMB217.6 million (US$32.4 million), an increase of 15.9% year-over-year. Total revenues for fiscal year 2019 were RMB1,074.3 million (US$160.1 million), an increase of 10.4% year-over-year.

•	Active buyers[3] in the twelve-month period ended March 31, 2019 remained largely unchanged at 32.8 million compared to the same period last year.

•

Live Video Broadcast business continued to grow strongly with associated GMV increasing 138.1% year-over-year and average mobile MAUs who clicked on a live video broadcast in the twelve-month period ended March 31, 2019 increasing 42.1% year-over-year.

“We delivered another quarter of solid growth with total GMV increasing 18.7% in the twelve-month period ended March 31, 2019, driven primarily by continued robust growth of our live video broadcast business,” said Mr. Qi Chen, Chairman and Chief Executive Officer of MOGU. “During the past quarter, we continued to expand, optimize, and elevate the supply chain for our fashion ecosystem by enriching content, increasing user engagement on our live video broadcasts, and facilitating more repeat repurchases. Looking ahead, we will continue to strengthen our unique three-way fashion eco-system by further growing our content creation community of fashion key opinion leaders (“KOL”) and live video broadcast hosts, elevating the fashion product supply chain and supporting deeper collaboration between merchants and KOLs, and ultimately facilitating greater user and community engagement through rich and high-quality interactive fashion content and products. We are confident that these initiatives will drive KOL-generated GMV across our platform going forward.”

[1]

GMV refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

[2]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2019, which was RMB6.7112 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[3]

“Active buyers” refers to registered user accounts that placed one or more orders on MOGU’s platform in a given period, regardless of whether the products are sold, delivered or returned. If a buyer registered two or more user accounts on MOGU’s platform and placed orders on its platform through each of those registered user accounts, the number of active buyers would, under this methodology, be counted as the number of registered user accounts that such buyer used to place the orders.

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Ms. Helen Wu, Chief Financial Officer of MOGU, commented, “We generated total revenues of RMB217.6 million during the quarter, an increase of 15.9% year-over-year. Commission revenues increased 37.3% year-over-year to RMB116.5 million, outpacing total revenue growth by more than double. The increase in commission revenues was driven by growth in GMV and higher commission rate from live video broadcasts and prime service offerings as they increasingly contribute a higher proportion of GMV.”

Fourth Quarter Fiscal Year 2019 Financial Results

Total revenues increased by 15.9% to RMB217.6 million (US$32.4 million) from RMB187.7 million during the same quarter of fiscal year 2018. The increase was primarily attributable to increases in commission revenues and other revenues, which were partially offset by a decrease in revenues from marketing services.

•

Commission revenues increased by 37.3% to RMB116.5 million (US$17.4 million) from RMB84.9 million in the same period of fiscal year 2018, primarily attributable to growth in GMV and a slightly higher average commission rate.

•

Marketing services revenues decreased by 6.6% to RMB71.3 million (US$10.6 million) from RMB76.4 million in the same period of fiscal year 2018, primarily due to the Company’s decision to strategically increase its focus on the live video broadcast businesses as an effective and efficient content format to improve user engagement and experience, which affected the amount of marketing service properties available on MOGU’s platform and the number of marketing service customers.

•

Other revenues increased by 12.6% to RMB29.8 million (US$4.4 million) from RMB26.5 million in the same period of fiscal year 2018, primarily attributable to growth in financing solutions offered to users and merchants.

Total costs and expenses increased by 15.6% to RMB385.7 million (US$57.5 million) from RMB333.7 million in the same period of fiscal year 2018, primarily due to increases in sales and marketing expenses and general and administrative expenses, which were partially offset by decreases in cost of revenues, research and development expenses, and amortization of intangible assets.

Cost of revenues decreased by 19.7% to RMB61.1 million (US$9.1 million) from RMB76.0 million in the same period of fiscal year 2018, primarily due to a decrease in depreciation expenses associated with the disposal of servers following the Company’s transition to a third-party cloud-based network infrastructure in fiscal year 2018 to improve operational efficiency.

Sales and marketing expenses increased by 49.5% to RMB178.2 million (US$26.6 million) from RMB119.2 million in the same period of fiscal year 2018, primarily due to higher spending on branding campaigns around and during the Chinese New Year holiday.

Research and development expenses decreased by 17.7% to RMB57.2 million (US$8.5 million) from RMB69.5 million in the same period of fiscal year 2018, primarily due to a decrease in payroll costs which were in-line with a decrease in headcount of MOGU’s research and development personnel.

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General and administrative expenses increased by 109.8% to RMB46.8 million (US$7.0 million) from RMB22.3 million in the same period of fiscal year 2018, primarily due to an increase in share-based compensation expenses.

Amortization of intangible assets decreased by 18.6% to RMB45.0 million (US$6.7 million) from RMB55.3 million in the same period of fiscal year 2018, primarily due to a decrease in amortization of intangible assets from an acquired company which was fully amortized in February 2018 and was partially offset by an increase in the amortization of the intangible assets recorded as a result of the new business cooperation agreement that MOGU entered into with Tencent in July 2018.

Other net income decreased by 69.5% to RMB2.6 million (US$0.4 million) from RMB8.6 million in the same period of fiscal year 2018, primarily due to a gain on the disposal of servers following the Company’s transition to a third-party cloud-based network infrastructure in fiscal year 2018.

Loss from operations was RMB168.1 million (US$25.0 million), compared to loss from operations of RMB146.0 million in the same period of fiscal year 2018.

Net loss attributable to MOGU Inc.’s ordinary shareholders was RMB140.8 million (US$21.0 million), compared to a net loss attributable to MOGU Inc’s ordinary shareholders of RMB154.7 million in the same period of fiscal year 2018.

Adjusted EBITDA4 was negative RMB87.4 million (US$13.0 million), compared to negative RMB74.3 million in the same period of fiscal year 2018.

Adjusted net loss5 was RMB67.7 million (US$10.1 million), compared to adjusted net loss of RMB86.2 million in the same period of fiscal year 2018.

Basic and diluted loss per ADS were RMB1.32 (US$0.20) and RMB1.32 (US$0.20), respectively, compared with RMB7.02 and RMB7.02, respectively, in the same period of fiscal year 2018. One ADS represents 25 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB1,489.7 million (US$222.0 million) as of March 31, 2019, compared with RMB1,355.4 million as of March 31, 2018.

Fiscal Year 2019 Financial Results

Total revenues increased by 10.4% to RMB1,074.3 million (US$160.1 million) from RMB973.2 million in fiscal year 2018. The increase was primarily attributable to increases in commission revenues and other revenues, which were partially offset by a decrease in revenues from marketing services.

[4]

Adjusted EBITDA represents net loss before (i) interest income, gain on deconsolidation of a subsidiary, income tax benefits, gain from investment disposals and share of results of equity investee, and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[5]

Adjusted net loss represents net loss excluding (i) gain of deconsolidation of a subsidiary, (ii) gain from investment disposals, (iii) share-based compensation expenses, (iv) amortization of intangible assets, (v) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

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•

Commission revenues increased by 22.0% to RMB507.7 million (US$75.7 million) from RMB416.3 million in fiscal year 2018, primarily attributable to growth in GMV and a slightly higher average commission rate.

•

Marketing services revenues decreased by 17.0% to RMB395.7 million (US$59.0 million) from RMB476.6 million in fiscal year 2018, primarily due to the Company’s decision to strategically increase its focus on the live video broadcast businesses as an effective and efficient content format to improve user engagement and experience, which affected the amount of marketing service properties available on MOGU’s platform and the number of its marketing services customers.

•

Other revenues increased by 112.8% to RMB170.8 million (US$25.5 million) from RMB80.3 million in fiscal year 2018, primarily attributable to growth in the Company’s trial operations for online direct sales of beauty products and financing solutions offered to users and merchants.

Total costs and expenses decreased by 9.5% to RMB1,648.5 million (US$245.6 million) from RMB1,820.6 million in fiscal year 2018, primarily due to decreases in amortization of intangible assets, research and development expenses, sales and marketing expenses, and cost of revenues, which were partially offset by increased general and administrative expenses.

Cost of revenues decreased by 1.2% to RMB313.8 million (US$46.8 million) from RMB317.7 million in fiscal year 2018, primarily due to a decrease in depreciation expenses associated with the disposal of servers following the Company’s transition to a third-party cloud-based network infrastructure in fiscal year 2018 and decreased rental and logistics expenses, which were partially offset by an increase in costs associated with online direct sales during fiscal year 2019.

Sales and marketing expenses decreased by 0.6% to RMB743.7 million (US$110.8 million) from RMB747.9 million in fiscal year 2018, primarily due to lower spending on customer incentive programs, which was offset by higher spending on branding and user acquisition expenses.

Research and development expenses decreased by 18.3% to RMB236.4 million (US$35.2 million) from RMB289.3 million in fiscal year 2018, primarily due to a decrease in payroll costs which were in-line with a decrease in headcount of the Company’s research and development personnel.

General and administrative expenses increased by 68.2% to RMB168.4 million (US$25.1 million) from RMB100.1 million in fiscal year 2018, primarily due to an increase in share-based compensation expenses.

Amortization of intangible assets decreased by 49.3% to RMB194.9 million (US$29.0 million) from RMB384.6 million in fiscal year 2018, primarily due to a decrease in amortization of intangible assets from an acquired company which was fully amortized in February 2018 and was partially offset by an increase in the amortization of intangible assets recorded as a result of the new business cooperation agreement that MOGU entered into with Tencent in July 2018.

Other net income decreased by 53.8% to RMB8.8 million (US$1.3 million) from RMB19.0 million in fiscal year 2018, primarily due to a decrease in disposal gain from servers following the Company’s transition to a third-party cloud-based network infrastructure in fiscal year 2018, which was partially offset by a government grant received in fiscal year 2019.

Loss from operations was RMB574.2 million (US$85.6 million), compared to loss from operations of RMB847.4 million in fiscal year 2018.

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Net loss attributable to MOGU Inc.’s ordinary shareholders was RMB1,085.3 million (US$161.7 million), compared to a net loss attributable to MOGU Inc.’s ordinary shareholders of RMB1,246.4 million in the same period of fiscal year 2018.

Adjusted EBITDA6 was negative RMB264.7 million (US$39.4 million), compared to negative RMB384.2 million in fiscal year 2018.

Adjusted net loss7 was RMB239.7 million (US$35.7 million), compared to net loss of RMB420.2 million in the fiscal year 2018.

Basic and diluted loss per ADS were RMB21.74 (US$3.24) and RMB21.74 (US$3.24), respectively, compared with RMB56.57 and RMB56.57, respectively, in fiscal year 2018. One ADS represents 25 Class A ordinary shares.

Conference Call

MOGU’s management will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, May 30, 2019 (7:30 PM Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1 647 689 5649
Mainland China, North:	+86 108 007 141 191
Mainland China, South:	+86 108 001 401 195
United States:	+1 877 824 0239
Hong Kong:	+852 5803 0358
Passcode:	Mogu

A telephone replay of the call will be available after the conclusion of the conference call until 12:59 PM ET on June 4, 2019.

Dial-in numbers for the replay are as follows:

International:	+1 416 621 4642
United States:	+1 800 585 8367
Passcode:	1683306

A live and archived webcast of the conference call will be available on the Investor Relations section of MOGU’s website at http://ir.mogu-inc.com.

[6]

Adjusted EBITDA represents net loss before (i) interest income, gain on deconsolidation of a subsidiary, income tax benefits, gain from investment disposals and share of results of equity investee, and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[7]

Adjusted net loss represents net loss excluding (i) gain of deconsolidation of a subsidiary, (ii) gain from investment disposals, (iii) share-based compensation expenses, (iv) amortization of intangible assets, (v) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

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Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as Adjusted EBITDA and Adjusted net profit/(loss), as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, gain on deconsolidation of a subsidiary, income tax benefits, gain from investment disposals, share of results of equity investee, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net profit/(loss) as net loss excluding gain of deconsolidation of a subsidiary, gain from investment disposals, share-based compensation expenses, amortization of intangible assets, and adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading online fashion and lifestyle destination in China. MOGU provides young people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. Through innovative use of content, MOGU’s platform provides a vibrant and dynamic community for people to discover and share the latest fashion trends with others, and offers users a truly comprehensive shopping experience.

For more information on MOGU, please visit: http://ir.mogu-inc.com.

For investor and media inquiries, please contact:

MOGU Inc.

Sean Zhang

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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MOGU INC.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of March 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,224,393	1,276,710	190,236
Restricted cash	1,004	1,006	150
Short-term investments	130,000	212,000	31,589
Inventories, net	110	5,042	751
Loan receivables, net	104,247	120,901	18,015
Prepayments and other current assets	188,862	161,249	24,026
Amounts due from related parties	7,179	1,789	267

Total current assets	1,655,795	1,778,697	265,034

Non-current assets:
Property, equipment and software, net	16,511	11,975	1,784
Intangible assets, net	116,770	1,001,967	149,298
Goodwill	1,568,653	1,568,653	233,737
Investments	201,037	241,721	36,018
Other non-current assets	18,755	763	114

Total non-current assets	1,921,726	2,825,079	420,951

Total assets	3,577,521	4,603,776	685,985

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Accounts payable	12,270	17,989	2,681
Salaries and welfare payable	20,654	22,112	3,295
Advances from customers	37	1,177	175
Taxes payable	8,523	5,844	871
Amounts due to related parties	20,103	9,393	1,400
Accruals and other current liabilities	608,486	492,385	73,368

Total current liabilities	670,073	548,900	81,790

Non-current liabilities:
Deferred tax liabilities	25,233	2,485	370
Other non-current liabilities	—	4,722	704

Total non-current liabilities	25,233	7,207	1,074

Total liabilities	695,306	556,107	82,864

Total mezzanine equity	7,384,872	—	—

Shareholders’ (deficit)/equity
Ordinary shares	31	177	25
Statutory reserves	1,979	2,475	369
Additional paid-in capital	—	9,392,737	1,399,561
Accumulated other comprehensive (loss)/income	(3,650)	77,795	11,592
Accumulated deficit	(4,501,017)	(5,425,515)	(808,426)

Total MOGU Inc. shareholders’ (deficit)/equity	(4,502,657)	4,047,669	603,121

Total shareholders’ (deficit)/equity	(4,502,657)	4,047,669	603,121

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,577,521	4,603,776	685,985

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,			For the year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Commission revenues	84,850	116,498	17,359	416,335	507,728	75,654
Marketing services revenues	76,355	71,298	10,624	476,608	395,747	58,968
Other revenues	26,462	29,797	4,440	80,264	170,803	25,450

Total revenues	187,667	217,593	32,423	973,207	1,074,278	160,072

Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(75,986)	(61,054)	(9,097)	(317,725)	(313,788)	(46,756)
Sales and marketing expenses	(119,201)	(178,203)	(26,553)	(747,928)	(743,732)	(110,820)
Research and development expenses	(69,496)	(57,210)	(8,525)	(289,274)	(236,446)	(35,232)
General and administrative expenses	(22,310)	(46,805)	(6,974)	(100,105)	(168,379)	(25,089)
Amortization of intangible assets	(55,314)	(45,012)	(6,707)	(384,555)	(194,874)	(29,037)
Other income, net	8,594	2,620	390	18,961	8,761	1,305

Loss from operations	(146,046)	(168,071)	(25,043)	(847,419)	(574,180)	(85,557)
Interest income	6,332	9,278	1,382	33,464	33,700	5,021
Investment gain	158,627	—	—	158,627	—	—
Gain of deconsolidation of a subsidiary	—	—	—	13,592	—	—
Gain from investment disposals	—	—	—	—	31,236	4,654

Profit/(Loss) before income tax and share of results of equity investees	18,913	(158,793)	(23,661)	(641,736)	(509,244)	(75,882)
Income tax benefits	11,995	4,861	724	88,665	17,217	2,565
Share of results of equity investee	(4,982)	13,146	1,959	(4,982)	5,752	857

Net profit/(loss)	25,926	(140,786)	(20,978)	(558,053)	(486,275)	(72,460)

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,			For the year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to non-controlling interests	—	—	—	116	—	—
Net profit/(loss) attributable to MOGU Inc.	25,926	(140,786)	(20,978)	(558,169)	(486,275)	(72,460)
Accretion on convertible redeemable preferred shares to redemption value	(180,594)	—	—	(688,240)	(509,904)	(75,978)
Deemed dividend to holders of mezzanine equity	—	—	—	—	(89,076)	(13,273)

Net loss attributable to MOGU Inc’s ordinary shareholders	(154,668)	(140,786)	(20,978)	(1,246,409)	(1,085,255)	(161,711)

Net profit/(loss)	25,926	(140,786)	(20,978)	(558,053)	(486,275)	(72,460)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	(32,507)	(27,057)	(4,032)	(81,141)	55,440	8,261
Share of other comprehensive (loss)/ income of equity method investee	(2,124)	1,048	156	(2,124)	938	140
Unrealized securities holding gains, net of tax	6,913	18,618	2,774	10,866	25,067	3,735

Total comprehensive loss	(1,792)	(148,177)	(22,080)	(630,452)	(404,830)	(60,324)
Total comprehensive income attributable to non-controlling interests	—	—	—	116	—	—

Total comprehensive loss attributable to MOGU Inc.	(1,792)	(148,177)	(22,080)	(630,568)	(404,830)	(60,324)

Net loss attributable to MOGU Inc’s ordinary shareholders	(154,668)	(140,786)	(20,978)	(1,246,409)	(1,085,255)	(161,711)

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,			For the year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net loss per share attributable to ordinary shareholders
Basic	(0.28)	(0.05)	(0.01)	(2.26)	(0.87)	(0.13)
Diluted	(0.28)	(0.05)	(0.01)	(2.26)	(0.87)	(0.13)

Net loss per ADS
Basic	(7.02)	(1.32)	(0.20)	(56.57)	(21.74)	(3.24)
Diluted	(7.02)	(1.32)	(0.20)	(56.57)	(21.74)	(3.24)

Weighted average number of shares used in computing net loss per share
Basic	550,857,522	2,675,956,443	2,675,956,443	550,793,455	1,247,998,533	1,247,998,533
Diluted	550,857,522	2,675,956,443	2,675,956,443	550,793,455	1,247,998,533	1,247,998,533

Share-based compensation expenses included in:
Cost of revenues	1,136	3,451	514	4,619	13,916	2,074
General and administrative expenses	800	25,028	3,729	3,751	64,433	9,601
Sales and marketing expenses	513	3,349	499	2,450	9,558	1,424
Research and development expenses	1,399	2,054	306	6,016	15,161	2,259

	3,848	33,882	5,048	16,836	103,068	15,358

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	Three months ended March 31,			For the year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(137,029)	(90,538)	(13,491)	(314,862)	(325,808)	(48,547)
Net cash provided by/(used in) investing activities	81,947	140,543	20,942	340,461	(82,836)	(12,343)
Net cash provided by/(used in) financing activities	967	(23,083)	(3,439)	7,136	414,872	61,818
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(30,534)	(16,383)	(2,441)	(78,833)	46,091	6,868
Net (decrease)/increase in cash and cash equivalents and restricted cash	(84,649)	10,539	1,571	(46,098)	52,319	7,796
Cash and cash equivalents and restricted cash at beginning of period	1,310,046	1,267,177	188,815	1,271,495	1,225,397	182,590

Cash and cash equivalents and restricted cash at end of period	1,225,397	1,277,716	190,386	1,225,397	1,277,716	190,386

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MOGU INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the three months ended March 31,			For the year ended March 31,
		2018	2019		2018	2019
		RMB	RMB	US$	RMB	RMB	US$
	Net profit/(loss)	25,926	(140,786)	(20,978)	(558,053)	(486,275)	(72,460)
Less:	Share of result of equity investees	4,982	(13,146)	(1,959)	4,982	(5,752)	(857)
Less:	Income tax benefits	(11,995)	(4,861)	(724)	(88,665)	(17,217)	(2,565)
Less:	Gain from investment disposals	—	—	—	—	(31,236)	(4,654)
Less:	Gain of deconsolidation of a subsidiary	—	—	—	(13,592)	—	—
Less:	Interest income	(6,332)	(9,278)	(1,382)	(33,464)	(33,700)	(5,021)
Less:	Investment gain	(158,627)	—	—	(158,627)	—	—

	Loss from operations	(146,046)	(168,071)	(25,043)	(847,419)	(574,180)	(85,557)
Add:	Share-based compensation expenses	3,848	33,882	5,048	16,836	103,068	15,358
Add:	Amortization of intangible assets	55,314	45,012	6,707	384,555	194,874	29,037
Add:	Depreciation of property and equipment	12,585	1,792	267	61,843	11,572	1,724

	Adjusted EBITDA	(74,299)	(87,385)	(13,021)	(384,185)	(264,666)	(39,438)

	Net profit/(loss)	25,926	(140,786)	(20,978)	(558,053)	(486,275)	(72,460)
Less:	Gain from investment disposals	—	—	—	—	(31,236)	(4,654)
Less:	Gain of deconsolidation of a subsidiary	—	—	—	(13,592)	—	—
Add:	Share based compensation	3,848	33,882	5,048	16,836	103,068	15,358
Add:	Amortization of intangible assets	55,314	45,012	6,707	384,555	194,874	29,037
Less:	Adjusted for tax effects	(12,623)	(5,817)	(867)	(91,319)	(20,139)	(3,001)
Less:	Investment gain	(158,627)	—	—	(158,627)	—	—

	Adjusted net loss	(86,162)	(67,709)	(10,090)	(420,200)	(239,708)	(35,720)

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